Exhibit 1

Elbit Systems Awarded $235 Million Contract to

Supply EXTRA-MR Rockets and PULS Launchers to a

European Country

Haifa, Israel, October 19, 2026 – Elbit Systems Ltd. (NASDAQ: ESLT) (TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded a contract valued at approximately $235 million to supply EXTRA-MR (Medium Range) rockets and Precise & Universal Launching System (PULS™) rocket artillery systems to a European customer, under a government-to-government (G-to-G) agreement between the Israel Ministry of Defense and the customer country’s Ministry of Defense. The contract will be performed over a period of three years.

Under the contract, Elbit Systems will supply the medium-range variant of the Company’s EXTRA supersonic rocket system. The contract also includes the delivery of PULS launchers, additional rocket-artillery-related platforms, and integrated logistics support.

The EXTRA-MR (Medium-Range) is a precision-guided rocket munition designed for mid-range operational scenarios, enabling highly accurate engagement of high-value targets at ranges of up to 80 km. Fully compatible with Elbit Systems’ PULS and existing C4I architectures, the system provides a flexible and cost-effective capability across a broad range of mission profiles.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: "This contract award further strengthens Elbit Systems’ position as a global leader in rocket artillery systems and reflects the growing international demand for our advanced rocket and launcher capabilities. The PULS systems and precision rocket solutions are recognized among the leading systems in their category and have been selected by a growing number of customers worldwide, including European and NATO member states. We remain committed to delivering advanced operational capabilities that support our customers’ evolving defense requirements."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.

Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.

Elbit Systems employs over 21,000 people in dozens of countries across five continents. The Company reported $2,287.1 million in revenues for the three months ended June 30, 2026 and an order backlog of $32.0 billion as of such date.

For additional information, visit: https://elbitsystems.com/, follow us on X or visit our official Facebook, YouTube and LinkedIn channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO

Tel: +972-77-2946663

kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations

Tel: +972-77-2948984

daniella.finn@elbitsystems.com

Dalia Bodinger, VP, Communications & Brand

Tel: 972-77-2947602+

dalia.bodinger@elbitsystems.com

This press release may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; including the duration and scope of the war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this press release.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this press release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.